Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourteenth Meeting of the Fourth Session of the Board of Supervisors of China Life Insurance Company Limited

The fourteenth meeting (the “Meeting”) of the fourth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on October 28, 2014 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated October 10, 2014. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Xia Zhihua, chairperson of the Supervisory Board, Shi Xiangming, Yang Cuilian and Xiong Junhong, supervisors of the Company. Li Xuejun, supervisor of the Company, was on leave for business and authorized in writing, Shi Xiangming, supervisor of the Company to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed Proposal on the 2014 Third Quarter Report

The Supervisory Board believes that: The preparation and review procedures of 2014 Third Quarter Report are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company; the content and form of 2014 Third Quarter Report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange; the information contained in the report reflects the operational, management and financial performance of the Company during the reporting period; no breach of confidentiality by any staff members who worked on the preparation and review of the 2014 Third Quarter Report was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

October 28, 2014